

August 27, 2013

Nand Khanna
President and Chief Executive Officer
Sonasoft Corp.
2150 Trade Zone Blvd, Suite 203
San Jose, CA 95131

> **Re:** **Sonasoft Corp.**
> **Amendment No. 7 to Offering Statement on Form 1-A**
> **Filed August 16, 2013**
> **File No. 024-10327**

Dear Mr. Khanna:

We have reviewed your amended offering statement and have the following comments. Prior comments refer to those in our letter dated July 30, 2013.

Capitalization, page 30

1.   Please revise the retained earnings as disclosed in the capitalization table to also include net income/loss – current as presented in your balance sheet disclosures.

Financial Statements

Balance Sheet

2.   Although your response to prior comment 3 indicates that you revised the disclosures in Note 1(G) to clarify how much deferred revenue was classified as long-term versus short-term for each period presented, such disclosures were not included in the amendment provided. As previously requested, tell us the amount of deferred revenue included in current liabilities and the amounts included in long-term liabilities for each period presented.

3.   In your response to comment 20 in your letter dated April 23, 2013, you indicated that <u>all</u> the deferred revenue was included in current liabilities. It is unclear when you corrected your financial statements to reclassify certain amounts to long-term liabilities, as applicable. Tell us how and when you revised your financial statements.

Note 1. Summary of Significant Accounting Policies and Organization

(G) Revenue Recognition, page F-6

Prior comment 4

4.   Your response to prior comment 4 indicates that you revised your disclosures according to the guidance in ASC 985-605; however, it is unclear how your revisions address our prior comment. Therefore, we reissue our previous comment. In your response to comment 2 in your letter dated July 17, 2013, you indicated that it is customary for customers to renew a two-year and three-year maintenance agreement for only one year upon initial expiration. Considering you do not appear to have any separate sales of your two-year and three-year maintenance contracts, please explain further how you are able to establish VSOE of fair value for maintenance in your two-year and three-year arrangements pursuant to the guidance in ASC 985-605-25-6. To the extent that you are unable to establish VSOE of fair value for all undelivered elements in your two-year and three-year arrangements, tell us your consideration to recognize the entire arrangement fee over the life of the maintenance contract pursuant to ASC 985-605-25-10.

        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3456 with any other questions. If you thereafter have questions, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                Matthew Crispino
                                                Staff Attorney

cc (by e-mail):   Gregg E. Jaclin, Esq.
                        Anslow & Jaclin LLP